UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-36566

ISSUER: Mobileye N.V.

Exchange: The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and the name of the Exchange where security is listed and/or registered)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

+972-2-591-7858

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares, nominal value €0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Mobileye N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: August 21, 2017

	By:	/s/ Amnon Shashua
		Name:	Amnon Shashua
		Title:	Chief Executive Officer